TSAKOS ENERGY NAVIGATION LIMITED

367 SYNGROU AVENUE

175 64 P. FALIRO

ATHENS, GREECE

October 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Tsakos Energy Navigation Limited

Registration Statement on Form F-3 (Registration No. 333-234279)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tsakos Energy Navigation Limited hereby requests acceleration of the effective date of the Registration Statement on Form F-3 (Registration No. 333-234279) so that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on October 29, 2019, or as soon as practicable thereafter.

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Name:	Paul Durham
Title:	Chief Financial Officer